Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046594

10 July 2009

SEC
Mail Processing
Section

JUL 16 2009

Washington, DC
122

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Halford

Andrew M Knox
Public Officer

Enc.

dlw 7/21

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Maari M2A Production Well

Cue is pleased to announce that the Maari Joint Venture has approved drilling of the M2A production well on the Maari Field. The well is currently scheduled to commence drilling in late September 2009, following completion of the Manaia-1 appraisal well.

The well will target the M2A reservoir which occurs approximately 50m above the main reservoir at the Maari Field, the Moki Formation. A total of eight wells, five oil production and three water injection wells, are being drilled into the Moki reservoir. The additional M2A well will target a separate oil accumulation which has been assessed to have a potential P50 STOOIP of 43 MMSTB.

The M2A well will be drilled from the Maari platform using the *Ensco 107* jack-up rig. It is scheduled to take 27 days to drill. If producible hydrocarbons are established the well will be completed and tied into the Maari facilities for subsequent testing and production.

The Maari Oil Field is located in PMP 38160 in the offshore Taranaki basin, New Zealand. It is expected to produce around 50 million barrels of oil over a 10-15 year life.

Cue's Chief Executive Officer, Bob Coppin said, "This is a further exciting opportunity to add value to the Maari field development. It will follow the recently announced Manaia-1 appraisal well. In a success case both Manaia and the M2A reservoir will provide additional production and possible increased recoverable volumes from Maari as a result of field life extension."

The participants in the Maari field and the M2A production well are:

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

10 July 2009